UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 8)*

Inspirato Incorporated

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45791E206

(CUSIP Number)

Leslie Stolper

Institutional Venture Partners XIII, L.P.

3000 Sand Hill Road, Building 2, Suite 250

Menlo Park, CA 94025

(650) 854-0132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45791E206

1.	Names of Reporting Person Institutional Venture Partners XIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Institutional Venture Partners XIII, L.P. (“IVP XIII”), Institutional Venture Management XIII, LLC (“IVM XIII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”), and Dennis B. Phelps (“Phelps” and, collectively, with IVP XIII, IVM XIII, Chaffee, Fogelsong, Harrick and Miller, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 45791E206

1.	Names of Reporting Person Institutional Venture Management XIII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 45791E206

1.	Names of Reporting Person Todd C. Chaffee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 45791E206

1.	Names of Reporting Person Norman A. Fogelsong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 45791E206

1.	Names of Reporting Person Stephen J. Harrick
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 45791E206

1.	Names of Reporting Person J. Sanford Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 45791E206

1.	Names of Reporting Person Dennis B. Phelps
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 45791E206

Explanatory Note: This Amendment No. 8 (“Amendment No. 8”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2022 and amended on June 21, 2023, August 9, 2023, March 6, 2024, June 10, 2024, June 20, 2024, July 2, 2024 and July 25, 2024 (the “Original Schedule 13D”) filed on behalf of Institutional Venture Partners XIII, L.P. (“IVP XIII”), Institutional Venture Management XIII, LLC (“IVM XIII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”) and Dennis B. Phelps (“Phelps” and, collectively, with IVP XIII, IVM XIII, Chaffee, Fogelsong, Harrick and Miller, the “Reporting Persons”), relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Inspirato Incorporated, a Delaware corporation (the “Issuer”). This Amendment No. 8 is being filed by the Reporting Persons to report open market sales as described herein.

The Original Schedule 13D is hereby amended to the extent hereinafter expressly set forth and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 8 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	Schedule A sets forth all transactions with respect to the shares of Class A Common Stock effected since the most recent amendment to this Schedule 13D by any Reporting Person and is incorporated herein by reference.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Class A Common Stock beneficially owned by any of the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock on July 29, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2024

INSTITUTIONAL VENTURE PARTNERS XIII, L.P.

By:	Institutional Venture Management XIII, LLC
Its:	General Partner

By:	/s/ Leslie Stolper
Leslie Stolper, Authorized Signatory

INSTITUTIONAL VENTURE MANAGEMENT XIII, LLC

By:	/s/ Leslie Stolper
Leslie Stolper, Authorized Signatory

By:	/s/ Christopher Esqueda
Christopher Esqueda, Attorney-in-Fact for Todd C. Chaffee

By:	/s/ Christopher Esqueda
Christopher Esqueda, Attorney-in-Fact for Norman A. Fogelsong

By:	/s/ Christopher Esqueda
Christopher Esqueda, Attorney-in-Fact for Stephen J. Harrick

By:	/s/ Christopher Esqueda
Christopher Esqueda, Attorney-in-Fact for J. Sanford Miller

By:	/s/ Christopher Esqueda
Christopher Esqueda, Attorney-in-Fact for Dennis B. Phelps

SCHEDULE A

Transactions in Class A Common Stock July 26 - July 29, 2024

Institutional Venture Partners XIII, L.P.

Nature of the Transaction	Amount of Securities Purchased/Sold	Weighted Average Price ($)	Date of Purchase/Sale	Low Price ($)	High Price ($)
Sale of Class A Common Stock	1,300	$3.51	07/26/2024	$3.50	$3.51
Sale of Class A Common Stock	102,800	$3.78	07/29/2024	$3.50	$4.06
Sale of Class A Common Stock	131,483	$4.96	07/29/2024	$4.61	$5.41